

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 3, 2010

Xiqun Yu
President and Chief Executive Officer
China Education Alliance, Inc.
58 Heng Shan Road, Kun Lun Shopping Mall
Harbin, The People's Republic of China 150090

>   **Re: China Education Alliance, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed April 15, 2010**
>   **File No. 1-34386**

Dear Mr. Yu:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

/s/ Robert Bartelmes

for   Larry Spirgel
Assistant Director

cc: Benjamin Tan
Sichenzia Ross Friedman Ference LLP
Via facsimile: (212) 930-9725